November 19, 2007

Michael Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Re: BlackRock Defined Opportunity Credit Trust
        File Nos. 333-146252 and 811-22126

Dear Mr. Hoffman:

On September 21, 2007, you filed a registration statement on Form N-2 for common shares of the BlackRock Defined Opportunity Credit Trust ("Trust"). On October 10, 2007, you called to inform me that the Trust intended to amend its filing, and on November 2, 2007, you filed a pre-effective amendment to the registration statement. We have reviewed the registration statement and the pre-effective amendment. Our comments are set forth below. The captions and page numbers we use below correspond to those the Trust uses in its pre-effective amendment.

Prospectus

Cover Page

1.   The Cover Page of the Prospectus states that the Trust will invest at least 80% of its Managed Assets in certain credit securities. The third paragraph states that the Trust may invest in structured products or swaps as a substitute for direct investment in a credit security or that adjust the risk profile of the Trust's credit securities portfolio. Such investments will be counted as credit securities for purposes of the Trust's 80% policy. Rule 35d-1 under the Investment Company Act of 940 provides that a fund with a name suggesting a focus on a particular type of investment must have a policy to invest at least 80% of its assets in the type of investment suggested by the fund's name. In the release adopting the rule, the Commission stated that in appropriate circumstances, a fund would be permitted "to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." Investment Company Act Release No. 24828 note 13 (Jan. 17, 2001). Please revise the disclosure to clarify that structured products or swaps included in the 80% will have economic characteristics similar to the credit securities included in the basket.

Prospectus Summary — Investment Policies (Page 1)

2.   The second paragraph of this section states that the Trust may invest in, among other things, Senior Loans and Second Lien Loans. Please state in this

section the Trust's policy with respect to the credit quality of these types of investments.

3.   The second paragraph of this section states that the Trust may invest, as part of its 20% basket, in mortgage-backed securities. Please inform us whether the Trust may invest in securities backed by subprime debt. If so, please inform us of the extent to which the Trust may invest in such securities. We may have additional comments after reviewing your response.

Prospectus Summary — Investment Advisor and Sub-Advisor (Page 3)

4.   This section states that the Advisor's fee will be calculated based, in part, upon the Trust's performance relative to the Credit Suisse Leveraged Loan Index. ("CSLL Index"). Please provide a brief description of this index in the prospectus.

5.   We understand that the CSLL Index is comprised of below investment grade bank loans. We further understand that bank loans are frequently floating rate, secured loans, with relatively high recovery rates in the event of default. According to the Prospectus Summary, in addition to investing in bank loans, the Trust may invest in other instruments, eg., junk bonds and Second Lien Loans, that may be unsecured and/or carry fixed interest rates. Debt that is unsecured and/or carrying fixed interest rates would generally be regarded as riskier than secured, floating rate bank loans, and therefore have higher interest rates. Moreover, we also understand that junk bonds have relatively lower recovery rates, as compared to bank loans, in the event of default. Given that the Trust intends to invest in junk bonds and unsecured Second Lien Loans, in addition to bank loans, please provide us with an explanation as to why the CSLL Index is an "appropriate index of securities prices" within the meaning of Section 205(b)(2) of the Investment Advisers Act.

6.   This section states that the management fee paid to the Advisor can range from 0.50% to 1.50% of the average daily value of the Trust's Managed Assets over the prior rolling twelve-month period. Please also describe the range of the Adviser's fee in terms of the Trust's net assets, assuming the maximum amount of leverage the Trust may use. Please state how much the Trust must outperform the Index for the Advisor to receive the maximum fee. Please state whether the amount by which the Trust must outperform the Index for the Adviser earns the maximum Performance Adjustment is consistent with the guidance in Investment Company Act Release No. 7113 (April 6, 1972) (hereinafter, "Release No. 7113") that the maximum fee be paid only when a fund outperforms an index by at least 10%. If the amount of outperformance necessary to achieve the maximum fee is not consistent with Release No. 7113, please explain why it is appropriate, or revise it consistent with the Release.

7.   This section states that for each 0.04% difference between the total return of the Trust and the Index, the Trust will pay the Advisor an additional 0.01%

Performance Adjustment. This section states, "Smaller and larger differences between the total returns of the Trust and the Index . . . will result in proportionate Performance Adjustments . . . ." Please explain to us whether the performance fee structure is intended to include a "null zone" or whether the Performance Adjustment is intended to be "continuous", within the meaning of those terms as used in Release No. 7113. Please further explain to us how the performance fee structure is consistent with the guidance provided in Release No. 7113.

8.   Inasmuch as the advisory fee will be based on the Fund's Managed Assets, please explain to us how the Fund's derivative transactions will be valued for purposes of computing the advisory fee.

Summary of Trust Expenses (Page 16)

9.   This table states that the Management fee will be 1.00% of Net Assets attributable to common shares, assuming the Trust uses leverage in an amount equal to 33 1/3% of the Trust's Managed Assets. Footnote 5, however, states that the fee will be 1.00% of Managed Assets. If the Trust will leverage to 33 1/3% of its Managed Assets, the Management fee will not equal 1.00% of Net Assets. Please revise the disclosure as appropriate.

Investment Management Agreements (Page 40)

10.   This section provides a table illustrating the Trust's management fee in various circumstances as a percentage of the Trust's average daily Managed Assets for the performance period. In our view, the table is confusing in several respects. First, the Index Total Return axis is presented such that returns increase going down the column. Conventionally, numbers presented in a column increase going up the column. Your presentation may be confusing to some investors. Second, the range of Index Returns presented is much narrower than the Trust Total Returns: Index Total Returns presented range from -5% to +5%, while Trust Total Returns presented range from -10% to +10%. As a result, from the table it appears that when the Trust's performance is negative, the Trust would almost always pay a management fee of less than 1.0% of Managed Assets. In fact, the Trust would be required to pay a positive performance adjustment, even when its performance is negative, whenever its performance exceeds the performance of the Index. Please revise the table to avoid the problems identified or delete the table. If the table is deleted, please disclose in this section that the Trust may be required to pay performance fees to the Advisor, even though the Trust's performance is negative, if the Index's performance is more negative than the Trust's performance.

Distributions (Page 42)

11.   This section states that the Trust intends to make distributions to shareholders on a monthly basis. Please furnish us with a representation that the Trust will

disclose estimates of the tax characteristics of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Trust's distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

12.   Please inform us whether the Trust intends to report a distribution yield. If the Trust intends to report a distribution yield at any point prior to finalizing its tax figures, the Trust should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

13.   The second paragraph of this section states that the Trust may make distributions that would be treated as a "tax-free return of capital". "Return of capital" is a technical term that may not be commonly understood by the typical investor. Please revise the disclosure to provide a plain English explanation of the term "return of capital". *See* Rule 421(b) under the Securities Act of 1933. In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Trust shares. Finally, please add disclosure about the risks of distributions of returns of capital in the Trust's Risk section. Please summarize those risks in the Prospectus Summary.

Statement of Additional Information

Investment Restrictions (Page B-2)

14.   Investment Restriction (2) provides that the Trust may not:

> invest 25% or more of the value of its total assets in any one industry, provided that securities issued or guaranteed by the U.S. Government and ***non-U.S. governments*** or their agencies or instrumentalities will not be considered to represent an industry[.] (Emphasis added.)

        a.   The Division of Investment Management has taken the view that only ***tax-exempt*** securities issued by governments or political subdvisions of governments are not subject to the requirement of Section 8(b)(1)(E) of the Investment Company Act to state a policy with respect to industry concentration. *See* Investment Company Act Release No. 9785 (May 1, 1977). Please revise your concentration policy to be consistent with this Division position.

        b.   According to the Trust's Investment Policies (Prospectus, page 1), one of the Trust's primary investments will be Senior Loans. According to page B-4 of the Statement of Additional Information, a Senior Loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution. Please inform us whether these types of institutions will be considered issuers for purposes of the Trust's concentration policy. If they will not be considered issuers, please provide your legal analysis supporting your position.

15.   Non-fundamental Investment Restriction (1) effectively provides that the Trust may sell securities short provided that the market value of securities sold short may not exceed 25% of the value of the Trust's total assets. If the Trust expects to engage in short selling, please include in the Summary of Trust Expenses an estimate of dividends paid on short sales. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.43(j) (With Conforming Changes as of May 1, 2007).

General Comments

16.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

18.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

19.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

20.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

21.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Michael Hoffman, Esq.
Page 6
November 19, 2007

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel